Exhibit 8

March 19, 2007

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

Ladies and Gentlemen:

We have acted as counsel to Alcoa Inc., a Pennsylvania corporation (the “Company”), in connection with its offer to exchange the entire outstanding principal amount of its 5.72% notes due 2019 and its 5.87% notes due 2022, referred to as the old notes, for a like principal amount of its 5.72% notes due 2019 and its 5.87% notes due 2022 which have been registered under the Securities Act of 1933, as amended, referred to as the new notes, upon the terms and subject to the conditions set forth in the prospectus and the letter of transmittal. Except as otherwise indicated herein, all capitalized terms used in this letter have the same meanings assigned to them in the prospectus included in the Registration Statement (the “prospectus”).

In rendering our opinion, we have examined and relied upon without independent investigation as to matters of fact the prospectus and such other documents, certificates and instruments as we have considered relevant for purposes of this opinion. We have assumed without independent verification that the factual information set forth in the prospectus relating to the new notes, old notes and the exchange offer is accurate and complete in all material respects, and our opinion is conditioned expressly on, among other things, the accuracy as of the date hereof, and the continuing accuracy, of all of such factual information through and as of the date of the exchange of the new notes for the old notes. Any material changes in the facts referred to, set forth or assumed herein or in the prospectus may affect the conclusions stated herein.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Regulations”), pertinent judicial decisions, rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant. It should be noted that such laws, Code, Regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in any of the authorities upon which our opinion is based could affect our conclusions herein.

Based solely upon the foregoing and in reliance thereon and subject to the exceptions, limitations and qualifications stated herein, we confirm that the statements contained in the prospectus under the caption “Material U.S. Federal Income Tax Considerations,” insofar as such statements constitute matters of law or legal conclusions, as qualified therein, are our opinion and that such statements fairly describe the material U.S. federal income tax consequences of the offering of the new notes and are true, correct and complete in all material respects.

In addition, in order to ensure compliance with IRS Circular 230, we hereby inform you that (i) this opinion and the discussion of the material U.S. federal tax consequences contained in the prospectus has been written to support the promotion or marketing of the transactions or matters addressed herein and in the prospectus and (ii) this opinion and such discussion in the prospectus are not intended or written to be used and cannot be used by any person for the purpose of avoiding any tax penalties that may be imposed on such person under the Code.

Except as expressly set forth above, we express no other opinion. We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/    Kirkpatrick & Lockhart Preston Gates Ellis LLP

Kirkpatrick & Lockhart Preston Gates Ellis LLP